UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-4887

A.	Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Departments of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

UMB Profit Sharing and 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri

June 21, 2006

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value:
Share of net assets of UMB Retirement Master Trust	$120,055,623	$115,496,244

Receivables:
Employer contributions	1,907,966	1,905,580
Employee contributions	80	130
Interest and dividends	63,291	42,529
Due from brokers for securities sold	—	257,701

Total receivables	1,971,337	2,205,940

Cash	—	8,247

Total assets	122,026,960	117,710,431

LIABILITIES:
Excess contributions payable	288,043	205,379
Due to brokers for securities purchased	—	226,915

Total liabilities	288,043	432,294

NET ASSETS AVAILABLE FOR BENEFITS	$121,738,917	$117,278,137

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Net appreciation in fair value of investments	$4,353,590
Interest and dividends	5,159,469
Employer contributions	1,907,966
Employee contributions	7,631,458
Rollover contributions	967,490
Other	6,227

Total additions	20,026,200

DEDUCTIONS:
Benefits paid to participants	16,452,450
Administrative expenses	21,166

Total deductions	16,473,616

INCREASE IN NET ASSETS	3,552,584

Transfers from the ESOP of UMB Bank	908,196

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	117,278,137

End of year	$121,738,917

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. PLAN DESCRIPTION

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). The employers (UMB Financial Corporation and affiliates) (collectively, the “Company” or “UMB”) will determine each year what amount, if any, will be contributed to the Plan. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and the ESOP of UMB (the “ESOP”), at the discretion of the Board of Directors of the Company. There were no Company profit sharing contributions for 2005.

Eligibility and Participation - The Plan provides that employees with one year of service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions and receive the Company matching contribution the first of the month following one month of employment. Employees are eligible to receive the Company profit sharing contribution the first day of the Plan year and the first day of the seventh month of the Plan year after satisfying eligibility requirements. However, to share in the Company matching contributions and any profit-sharing contributions, participants must be actively employed on the last day of the Plan year.

Contributions - Each year, participants may contribute up to 50 percent of pretax compensation as defined in the Plan. In addition, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company contributions into various investment options offered by the Plan. The plan currently offers nine mutual funds, a Company stock fund and a money market fund as investment options for participants. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $1,907,966 were made to the Plan in 2005. There was no profit sharing contribution to the Plan in 2005. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. Participants are vested in the Company profit sharing contribution after five years of service. Due to an amendment, a participant satisfying the requirements of the 2003 Severance Plan established for employees terminated as a result of the transfer of the employee benefit accounts to Marshall & Ilsley Corporation or separating from service under the 2000-2001 UMB Special Retirement Incentive Program shall be 100 percent vested.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are Marshall & Ilsley Bank’s 15 year mortgage rate. Interest rates for all other loans are the greater of Marshall & Ilsley Bank’s prime rate or Marshall & Ilsley Bank’s 5 year CD rate plus 2%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1/2. Qualified participants are also able to transfer a portion of their account balances from the ESOP to the Plan. Effective March 28, 2005 the Plan provides that when the participant terminates their employment and the participant’s interest in the Plan, excluding amounts attributable to any rollovers the participant made into the Plan, does not exceed $5,000, then a lump sum distribution will be made to the participant, if the participant does not make a distribution election. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $5,000, the participant’s balance will be rolled over to a Marshall & Ilsley money market IRA.

Forfeited Accounts - At December 31, 2005 there were no forfeited nonvested accounts. Forfeited nonvested accounts are reallocated to participant accounts at the end of the Plan year in which the forfeiture occurs. Also, in 2005, $38,404 of forfeited nonvested accounts was allocated to participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. All other expenses are paid by the Company.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. This limit was exceeded during 2005 in which the excess of $288,043 was returned to certain participants on March 6, 2006.

3. INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Share of net assets of UMB Retirement Master Trust	$120,055,623	$115,496,244

4. UMB RETIREMENT MASTER TRUST

Effective January 1, 2004, the assets of the Plan and the ESOP of UMB were combined into the UMB Retirement Master Trust (“the Trust”), a master trust established by the Company and administered by Marshall & Ilsley Trust Company (the “Trustee”). Use of the Master Trust permits the commingling of trust assets with the assets of the ESOP of UMB for investment and administrative purposes. At December 31, 2005, the Plan’s assets relate to its share of the allocated net assets of the Trust which are stated at fair value. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. At December 31, 2005, the Plan’s interest in the net assets of the Trust was approximately 63%.

The investments of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Investments, at fair value:
Mutual funds	$105,233,016	$99,228,648
Participant Loans	4,005,299	4,137,079
UMB Company stock fund	73,722,514	73,671,169
Money market fund	7,187,174	8,898,003

Total Investments	190,148,003	185,934,899
Receivables	336,961	300,230
Payables		(226,915)

Net Assets	$190,484,964	$186,008,214

Investment income of the Trust includes net appreciation in the fair value of investments and dividend and interest income. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

The Trust’s investment income for the year ended December 31, 2005 was as follows:

2005
Dividend and interest income	$6,199,080

Net appreciation in fair value of investments:
Mutual funds	3,936,927
UMB Company Stock Fund	8,579,809

Net appreciation in fair value of investments	12,516,736

Investment income of Master Trust	$18,715,816

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the “Plan Sponsor”), has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

6. FEDERAL INCOME TAX STATUS

The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated January 31, 2004, stating that the prototype plan complied with the applicable sections of the IRC. However, the Company has not requested a determination letter, but management of the Company believes the Plan, as currently operated, is qualified and tax-exempt. The nonstandardized prototype plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. PARTY-IN-INTEREST TRANSATCTIONS/SIGNIFICANT INVESTMENTS

At December 31, 2005, included in the Plan’s Share of net assets of the UMB Retirement Master Trust is 56,879 shares of UMB’s common stock at a fair value of $3,630,134. This investment represents five percent or more of the Trust’s net assets available for benefits. All of the above transactions are exempt from the prohibitions against party-in-interest transaction under ERISA.

8. SUBSEQUENT EVENTS

Effective March 20, 2006 the Plan added seven new investment options. They are Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom Income Fund, Vanguard Total Bond Market Index Fund and Vanguard Morgan Growth Fund. Also, on March 20, 2006, UMB Financial Corporation announced that retroactive to January 1, 2006, the discretionary Company match rate will increase to 50 cents per dollar up to 5% of compensation, versus 4% in 2005.

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UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	Participant Loans	Promissory notes, interest rates from 4.0% to 10.5%; maturity dates through June 2023	$4,005,299

			$4,005,299

*	Represents party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 28, 2006	/s/ Lawrence G. Smith
Lawrence G. Smith Executive Vice President & Chief Human Resources Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-65807 of UMB Financial Corporation on Form S-8 of our report dated June 21, 2006, appearing in this Annual Report on Form 11-K of the UMB Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri

June 26, 2006